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ATRIA ANNOUNCES PROPOSALS FOR POSSIBLE BUSINESS
COMBINATION

LOUISVILLE, Ky.--(BUSINESS WIRE)--Feb. 25, 1998--Atria Communities, Inc. (Nasdaq/NM:ATRC) previously announced that it was assisting Vencor, Inc. (NYSE:VC) in connection with Vencor's efforts to sell its 42% common stock interest in the Company. In connection with such efforts, the Company today announced that it has received several informal proposals regarding a possible business combination. The proposals suggest possible transactions that would represent prices in the low $20s per share. A committee of outside directors of the Company has been formed to evaluate such proposals and consider other strategic alternatives which may be proposed. None of the informal proposals received by the Company constitutes a firm offer and there can be no assurance that the committee will conclude that any such proposal is acceptable, nor can there be any assurance that any transaction will occur. No timetable has been announced for the committee to complete its review. In addition, the committee does not anticipate issuing additional press announcements or updates until completion of its review of such proposals.

Atria, based in Louisville, Kentucky, is a leading national provider of assisted and independent living services for the elderly. The Company currently operates 50 communities in l9 states with a resident capacity of 5,083 units. Atria has 43 additional communities under development. Forward-looking statements contained in this press release are subject to certain risks and uncertainties that could cause actual results to differ materially. Certain risks are detailed in the Company's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

CONTACT:
Atria Communities Inc., Louisville
J. Timothy Wesley, 502/719-1650